RECEIVED

2005 JUL 19 P 3:40

05009775

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 15, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Earnings Release Q2 2005) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

PROCESSED
JUL 19 2005
THOMSON FINANCIAL

7/19

Earnings Release Q2 2005

Samsung Electronics

July 2005

Disclaimer

This report includes forward-looking statements which can generally be identified by phrases such as Samsung Electronics (SEC) or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import.

Similarly, such statements that describe the company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements.

All such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in this material.

Auditing for the Q2 2005 financial results has not been finalized. Figures in this earnings release are subject to change during the independent auditing process.

Sales and Profits

(Units : Trillion, KRW)	Q2 '05	QoQ	Q1 '05	Q2 '04	YoY
Sales	**13.59**	*-2%*	**13.81**	**14.98**	*-9%*
Gross Profit	**3.86**	*-7%*	**4.14**	**5.65**	*-32%*
(Margin)	*(28%)*		*(30%)*	*(38%)*	
SG&A	2.21	*11%*	1.99	1.91	*16%*
Operating Profit	**1.65**	*-23%*	**2.15**	**3.73**	*-56%*
(Margin)	*(12%)*		*(16%)*	*(25%)*	
Non-Operating Income	0.21		-0.19	0.12	
Equity Income from Samsung Card	0.03		- 0.70	-0.36	
Income Tax	0.17	*-64%*	0.46	0.72	*-77%*
Net Profit	**1.69**	*13%*	**1.50**	**3.13**	*-46%*
(Margin)	*(12%)*		*(11%)*	*(21%)*	

Sales



20
15
10
5
Domestic
19%
Export
81%
18%
82%
17%
83%
Q2 '05
Q1 '05
Q2 '04

Profits



5
4
3
2
1
1.65
1.69
2.15
1.50
3.73
3.13
Q2 '05
Q1 '05
Q2 '04
Operating Profit
Net Profit

Divisional Performance - Sales

Q2 '05


7%
12%
33%
16%

Q1 '05


6%
12%
35%
14%

(Units : Trillion, KRW)	Q2 '05	QoQ	Q1 '05	Q2 '04	YoY
Semiconductor	**4.17**	*-7%*	**4.48**	**4.58**	*-9%*
Memory	3.22	*-9%*	3.54	3.57	*-10%*
System LSI	0.45	*1%*	0.45	0.62	*-28%*
LCD	**2.12**	*12%*	**1.90**	**2.47**	*-14%*
Telecom	**4.46**	*-8%*	**4.84**	**4.94**	*-10%*
Handsets	4.19	*-8%*	4.56	4.61	*-9%*
Digital Media	**1.61**	*-3%*	**1.66**	**1.99**	*-19%*
Appliances	**1.00**	*27%*	**0.79**	**0.89**	*13%*
Total	**13.59**	*-2%*	**13.81**	**14.98**	*-9%*

Semiconductor LCD Telecom Digital Media Appliances

Divisional Performance – Operating Profit



2.5
2.0
1.5
1
0.5
0
-0.5
0.53
0.03
-0.05
0.84
0.01
-0.04
Q2 '05
Q1 '05
Semiconductor
LCD
Telecom
Digital Media
Appliances

(Units : Trillion, KRW)	Q2 '05	QoQ	Q1 '05	Q2 '04	YoY
Semiconductor	1.10		1.39	2.15	
(Margin)	*(27%)*	*(-4%p)*	*(31%)*	*(47%)*	*(-20%p)*
LCD	0.01		0.02	0.82	
(Margin)	*(1%)*	*(-0.2%p)*	*(1.2%)*	*(33%)*	*(-32%p)*
Telecom	0.53		0.84	0.80	
(Margin)	*(12%)*	*(-5%p)*	*(17%)*	*(16%)*	*(-4%p)*
Digital Media	-0.05		-0.04	-0.007	
(Margin)	*(-3%)*	*(-1%p)*	*(-2%)*	*(-0.3%)*	*(-2.7%p)*
Appliances	0.03		-0.01	-0.01	
(Margin)	*(3%)*	*(5%p)*	*(-2%)*	*(-1%)*	*(4%p)*
Total	1.65		2.15	3.73	
(Margin)	*(12%)*	*(-4%p)*	*(16%)*	*(25%)*	*(-13%p)*

Semiconductor

Sales


(Unit : Trillion, KRW)
6
3
0
4.78
7% ↓
4.17
Memory
9% ↓
Q1 '05
Q2 '05
Memory
System LSI
Others

DRAM Production

	Q2	Q3	Q4
90nm	15%	35%	50%
512Mb	45%	55%	65%

NAND Production

	Q2	Q3	Q4
70nm	1%	15%	35%
4Gb	1%	25%	70%

(Source : Samsung Electronics, July 2005)

Q2 Results Analysis

Memory

- **DRAM : Stable Prices from June**
  - Blended ASP : High $3 (256M equiv.), 20%↓ QoQ
    - · Smaller price decline compared to spot price (30% ↓ QoQ) due to a better product mix
  - Bit Growth : 7%↑, Increase in 90nm DRAM production
- **NAND : Steady demand growth in high density segment amid overall industry supply growth**
  - Blended ASP : High $7 (1G equiv.), 7%↓ QoQ
    - · Price cuts to expand demand in high density products (2Gb above)
  - Bit Growth : 8%↑
    - · Continued capacity re-allocation from DRAM to NAND (Line 12)
  - NAND dedicated 12" Fab (Line 14) : mass production started in June
    - · 4Gb SLC in 70nm
  - 4Gb MLC (90nm) mass production in June (Line 12)

System LSI

- Small increase in LSI revenue from Panel DDI
- Improved profit margin through DDI cost reduction

TFT-LCD

Panel Shipment



(Unit : Million)
12
9
6
3
0
13%↑
8.8
0.8
3.1
4.9
9.9
1.1
3.5
5.3
TVs
Note PCs
Monitors
Q1 '05
Q2 '05

TV Panel Size Breakdown



(Unit : Million)
100%
80%
60%
40%
20%
0%
46%
28%
26%
39%
30%
31%
~ 19"
20"~29"
30" ~
Q1 '05
Q2 '05

Q2 Results Analysis

Large Panels

- **Panel Shipment (QoQ) : Strong demand from all applications**
  - Monitors (8%↑) : Shipment and panel size growth resulting from attractive panel prices
    → Portion of 19" & above : Q1 28% → Q2 31%
  - Note PCs (13%↑) : Solid demand increase in wide-panel
    → Portion of Wide-panel : Q1 36% → Q2 45%
  - TVs (39%↑) : Striving for market leadership in over 32" segment with a successful ramp-up of 7G
    → Over 32" panel shipment increased by 69%
- **Panel Price (QoQ) : Price increase for monitor panels**
  - Monitors (17") : Q1 $160 → Q2 $165 (3%↑)
  - Note PCs (15") : Q1 $145 → Q2 $139 (4%↓)
  - TVs (32") : Q1 $701 → Q2 $620 (12%↓)

Small/Med Panels

- **Panel Shipment : Q1 13.8 mn → Q2 13.1 mn (5%↓)**
  - Slow HHP related panel shipment

Telecommunication

Sales



(Unit : Trillion, KRW)
4.84
8% ↓
4.46
HHP
8% ↓
Network
2% ↓
5
4
3
2
1
0
Q1 '05
Q2 '05

Shipment by Region



(Unit : Million Unit)
24.5
24.4
29%
34%
7%
22%
8%
28%
33%
8%
24%
7%
Asia
Europe
S.America
N.America
Korea
25
20
15
10
5
0
Q1 '05
Q2 '05

Q2 Results Analysis

Handsets

- **Handset shipment of 24.4mn units (Flat QoQ)**
  - <u>**Export**</u> : Increase in shipment to North America
  - <u>**Domestic**</u> : Decrease in shipment due to a weaker domestic market
    - * Increased market share (Q2 51%)
- **Slight decline in ASPs (Export 3.3%↓, Domestic 2.5%↓)**
  - <u>**Export**</u> : Q1 $182 → Q2 $176
    - → Price adjustment on existing models
  - <u>**Domestic**</u> : Q1 KRW 356K → Q2 KRW 342K
    - → Intensifying price competition in mid-end segment
- **Increase in R&D and marketing expense**

Network

- **Domestic : SKT (WCDMA, CDMA 1x), CATV companies (STB)**
- **Overseas : Japan KDDI (EV-DO), Indonesia Mobile-8 (CDMA 1x)**

Digital Media & Digital Appliance

Revenue (DM)



(Unit: Trillion KRW)
2
1
0
1.66
3% ↓
1.61
28%
14%
20%
22%
31%
14%
20%
20%
Q1 '05
Q2 '05
TV
Monitor
Printer
DVD, STB
PC

Revenue (DA)



(Unit: Trillion KRW)
1
0.5
0
0.79
27% ↑
1.00
Q1 '05
Q2 '05

Q2 Results Analysis

Digital Media

- **Revenue declined slightly due to weak seasonal demand and discontinuation of low-end products**
  - Volume & ASP decline of IT products (Monitor, PC, Printer)
  - Overseas production portion : '05. Q1 86% → Q2 89% (Unit basis)
- **Premium TV shipments continue to increase**
  - QoQ growth in volume : PDP TV 55%↑, LCD TV 6%↑
  - Increase of DTV portion ('05.Q1 39% → '05.Q2 45%)

  ※ Large size (30" ~) TV portion out of LCD TV : Q1 18% → Q2 23%

Digital Appliance

- **Sharp increase in sales due to strong seasonal demand**
  - Strong sales of premium products such as air-conditioners, side-by-side refrigerators and drum washing machines

Financial Position

Assets



45
30
20
10
43.8
44.6
45.6
7.4
4.5
19.7
12.2
5.8
4.4
21.7
12.7
5.9
4.4
22.3
13.0
Cash*
A/R & Inventories
PP&E
Other Assets
'04
Q1 '05
Q2 '05

Liabilities & Equity

(Units: Trillion, KRW)



45
30
20
10
0.1
9.3
34.4
0.1
9.3
35.2
0.1
9.2
36.3
Debt
Other Liabilities
Shareholders' Equity
'04
Q1 '05
Q2 '05

Key Ratios

	'04	Q1 '05	Q2 '05
Debt / Equity	0.3%	0.3%	0.3%
Net Debt / Equity	-21.3%	-16.3%	-15.8%
Return on Equity	33.8%	17.2%	18.9%
Return on Asset	26.0%	13.6%	15.0%

* Cash = Cash equivalents + Short-term financial instruments + Marketable securities

Cash Flow



2Q '05
Operation
2.50
Investment
1.93
Finance
0.56
Cash Inflow
Cash Outflow

(Unit: Trillion, KRW)

	2Q '05	1Q '05
Cash* (Beginning of period)	**5.84**	**7.43**
Cash flow from Operation	**2.50**	**2.77**
Net profit	*1.69*	*1.50*
Depreciation	*1.28*	*1.18*
Income (Loss) from equity method	*-0.12*	*0.42*
Increase (Decrease) in working capital, etc.	*-0.35*	*-0.33*
Cash flow from Investment	**-1.93**	**- 3.62**
CAPEX	*-1.86*	*- 3.19*
Cash flow from Finance	**-0.56**	**- 0.74**
Dividend	-	*-0.77*
Decrease of short-term borrowings	-	-
Repurchase of shares	*-0.57*	-
Net increase in cash	**0.01**	**- 1.59**
Cash* (End of period)	**5.85**	**5.84**

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

Business Outlook

Semiconductor

PC Shipment Growth Ratio

'04	Q1	Q2	Q3	Q4	'05
13.6%	-9%	-4%	**10%**	13%	9.6%

DDR2 portion to total DDR

	Q1	Q2	Q3	Q4
Industry	25%	35%	40%	55%
Samsung	**35%**	**40%**	**50%**	**55%**

Mega-pixel Camera Phone Portion



(Portion in Handset)
80%
60%
40%
20%
0%
28%
4%
48%
14%
61%
32%
'04
'05
'06
Camera Phone
Mega-pixel

(Source : Strategy Analytics)

Business Outlook

Memory

- **'05 2H DRAM demand is expected to improve**
  - Seasonal PC shipment strength supports DRAM price increase
- **DDR2 expected to become a mainstream product**
  - Samsung's DDR2 shipment to surpass that of DDR1 during Q3
  - Growth of high speed, premium DDR2 667MHz market
    - · Samsung is ahead in 667MHz production due to faster 90nm adoption
- **Accelerated '05 2H NAND demand growth**
  - New product launches with high density NAND components
    - · Expansion of MP3 Players and memory cards with 1GB and above
  - NAND consumption in handsets expected to increase
    - · Mega-pixel camera phones and phones with card slots
- **Samsung leads high density market and maintains cost leadership through 4Gb production**
  - 4Gb portion will reach over 70% by Q4

System LSI

- Increase DDI sales from new Mobile TFT-LCD DDI product launches and seasonal demand for panel DDI
- New 12" fab to start production in July
  - · CIS, Mobile SoC, ASIC at 0.13㎛

TFT-LCD

'05 Sufficient Ratio

(Based on Capacity)


5%
0%
-5%
3.2%
1.6%
0.2%
-1.2%
Q1
Q2
Q3
Q4

'05 Global Panel Demand Forecast

(Unit : Million)

	Monitors	Note PCs	TVs	Total
Total	98	57	20	179
1H	47	27	9	84
2H	51	30	11	95

Large Panel Shipment (Samsung)


12.0
8.0
4.0
0.0
9.9 mn
11.6 mn
Q2 '05
Q3 '05
TVs
Note PCs
Monitors

Business Outlook

Market

- **Supply & Demand expected to be in balance from mid Q3**
  - Expecting solid demand growth (84mn 1H → 95mn 2H : 13%↑)
  - · Monitors : Seasonal demand pick-up along with aggressive marketing from major PC OEMs
  - · Note PCs : Gaining popularity of affordable Note PCs & higher adoption of Wide-format
  - · TVs : Lower panel prices leading to broader customer base for panel-makers → more new LCD TV launches from set-makers

Samsung

- **Solid large panel shipment growth in Q3**
  - Large panels : 9.9 mn (Q2) → 11.6 mn(Q3) 17%↑
  - · Healthy demand growth expected for TV (40%↑ QoQ) & Note PC (15%↑ QoQ) panels
- **Size growth in TV panels accelerating**
  - Portion of over 32" : 31% (Q2) → 47% (Q3)
- **S-LCD 7G line ramp-up on schedule (60K/month by Oct '05)**
  - Concentrating on large size TV panels (32" ~ 46")

Telecommunication

Business Outlook

Market

- **'05 Global handset market : 720mn**
  - Solid growth coming from Emerging markets (Latin America & Asia)
  - Continued growth of replacement demand in Europe and North American markets
  - Weak domestic demand : 14mn in '05 (11%↓ YoY)
- **Gradual expansion of 3G market in 2H**
  - Expansion of W-CDMA & EV-DO services by major global carriers



Market
Samsung
435mn
523mn
660mn
720mn
43M
56M
86M
100M
'02
'03
'04
'05

Samsung

- **Outgrowing the market with shipment target of 100mn in '05** (YoY growth : Market 9%, Samsung 16%)
- **Q3 Business outlook**

  [Domestic] : Higher shipment & ASP due to a rollout of new high-end models such as DMB and Slim phone

  [Export] : Expect solid shipment growth (5~10%↑ QoQ) in each geographical region with ASP Increase

  · Strengthening of high-end product line-up with mega-pixel camera phones such as D500/D600
- **Greater market presence in 3G (W-CDMA/EV-DO) segment**
  - Significant increase of W-CDMA phones to major European carriers and EV-DO phones to US carriers

Digital Media & Digital Appliance

Digital Media Business Outlook

- **Expecting gradual demand growth in '05. 2H**
- **Increase of large/premium TV portion out of DTV**
  - Large size (30" ~) TV portion out of LCD TV : '04. 19% → '05. 35%
- **Rollout of various new products in '05.2H**
  - Expending high-end product line-up within TVs, camcorders, DVDs, MP3s segments

DTV Market Forecast

(Million Pcs)	'05	'06	'07	'08	CAGR
LCD	13.9	21.8	32.3	44.3	**47%**
PDP	3.9	6.1	8.7	11.2	**42%**
Projection	5.6	5.9	6.1	6.4	**5%**

(Source : iSuppli)

Digital Appliance Business Outlook

- **Improve profitability through ongoing cost cutting efforts**
  - Expand production capabilities around more cost competitive overseas production sites
    → Focus on reducing material and distribution costs
- **Expand high value-added products**
  - Side-by-side refrigerators and Drum washing machines

Premium Products Sales Portion


80%
60%
40%
20%
0%
'04.1Q
2Q
3Q
4Q
'05.1Q
2Q
Refrigerators
Washing Machines
Air conditioners

Appendix : Capital Expenditures

(Units : Trillion, KRW)	'05 Plan	1H (Actual)	*(%)*	'04
Semiconductor	**6.01**	**4.04**	***(67%)***	**5.50**
Memory	*4.41*	*3.22*	*(73%)*	*4.71*
System LSI	*1.53*	*0.81*	*(53%)*	*0.74*
LCD	**2.86**	**0.62**	***(22%)***	**1.46**
Telecommunication	**0.41**	**0.10**	***(24%)***	**0.29**
Digital Media & Others	**0.99**	**0.31**	***(31%)***	**0.42**
Total	**10.27**	**5.07**	***(49%)***	**7.67**